





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67554 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EuroConsult Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 19th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evan Yellin (212) 972-4300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., P.C.
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





# OATH OR AFFIRMATION

I, Evan Yellin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EuroConsult Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

FERNANDO O. KOATZ
Notary Public, State of New York
No. 4956693
Qualified in Queens County
Commission Expires 10-2-17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EUROCONSULT CAPITAL LLC

## TABLE OF CONTENTS

**December 31, 2016**

 **McBee & Co.**
A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EuroConsult Capital, LLC
New York, New York

We have audited the accompanying statement of financial condition of EuroConsult Capital, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EuroConsult Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 10, 2017

# EUROCONSULT CAPITAL LLC

## STATEMENT OF FINANCIAL CONDITION

**As of December 31, 2016**

### ASSETS

| | | |
|---|---|---:|
| Cash and Cash Equivalents | $ | 44,220 |
| Prepaid Expenses | | 6,176 |
| **TOTAL ASSETS** | **$** | **50,396** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Accounts Payable: | | |
| Trade | $ | 3,922 |
| Affiliate (Note 2) | | 3,364 |
| **TOTAL LIABILITIES** | | **7,286** |
| | | |
| **MEMBER'S EQUITY** | | **43,110** |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **50,396** |

# EUROCONSULT CAPITAL LLC

## STATEMENT OF OPERATIONS

**For the Year Ended December 31, 2016**

### REVENUE

| | | |
|---|---|---|
| Commissions Income | $ | 75,000 |
| TOTAL REVENUE | | 75,000 |

### EXPENSES

| | | |
|---|---|---|
| Administrative Management Fees (Note 2) | $ | 40,374 |
| Professional Fees | | 41,416 |
| General and Administrative | | 27,096 |
| TOTAL EXPENSES | | 108,886 |

| | | |
|---|---|---|
| **NET LOSS** | $ | (33,886) |

# EUROCONSULT CAPITAL LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

**For the Year Ended December 31, 2016**

| | | |
|---|---|---:|
| **MEMBER'S EQUITY, BEGINNING OF YEAR** | $ | **39,987** |
| Capital Contributions | | **37,009** |
| Net Loss | | **(33,886)** |
| **MEMBER'S EQUITY, END OF YEAR** | $ | **43,110** |

# EUROCONSULT CAPITAL LLC

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
## TO CLAIMS OF GENERAL CREDITORS

**For the Year Ended December 31, 2016**

| | |
|---|---|
| **BALANCE AT BEGINNING OF YEAR** | $ |
| Increases | |
| Decreases | |
| **BALANCE AT END OF YEAR** | $ |

# EUROCONSULT CAPITAL LLC

## STATEMENT OF CASH FLOWS

**For the Year Ended December 31, 2016**

**Cash Flows from Operating Activities**

| | | |
|---|---|---:|
| Net Loss | $ | (33,886) |

Adjustments to Reconcile Net Loss to Net Cash
  Provided by (Used by) Operating Activities:

Change in operating assets and liabilities:

| | |
|---|---:|
| Increase in prepaid expenses | (1,136) |
| Increase in accounts payable | 39,967 |
|   Total adjustments | 38,831 |
| **Net Cash Used by Operating Activities** | 4,945 |

| | | |
|---|---|---:|
| **Net Increase in Cash and Cash Equivalents** | | 4,945 |
| Beginning of Period | | 39,275 |
| End of Period | $ | 44,220 |

**Supplemental Cash Flow Information**

Non-cash Activity:

| | | |
|---|---|---:|
| Intercompany Payables Converted to Member Contributions | $ | 37,009 |

# EUROCONSULT CAPITAL LLC

## NOTES TO FINANCIAL STATEMENTS

**1.  Nature of business and summary of significant accounting policies**

*Nature of Business*

EuroConsult Capital LLC is a New York limited liability company, which was formed in November 2006.  The Company, which is a wholly-owned subsidiary of EC Mergers & Acquisitions, a EuroConsult Company, is a broker-dealer registered with the SEC and FINRA.  The Company's principal activity is to advise and consult with institutional investors and commercial entities concerning mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.  Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 10, 2017.  Subsequent events have been evaluated through this date.

*Use of Estimates*

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue Recognition*

Commitment and Success Fees are recorded in accordance with terms of the respective agreements.

# EUROCONSULT CAPITAL LLC

**1. Nature of business and summary of significant accounting policies (continued)**

*Fair Value of Financial Instruments*

Cash, prepaid expenses and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

*Income Taxes*

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members of the parent. The Company is subject to state income tax. The Company has not recorded provisions for estimated New York margin taxes for the year ended December 31, 2016.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31, 2016, the years ending December 31, 2013, 2014, 2015 and 2016 remain subject to examination by major tax jurisdictions.

*Statement of Cash Flows*

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

# EUROCONSULT CAPITAL LLC

## 2.    Related party transactions

*Service Agreement*

Pursuant to service agreements, the Company's Parent provides various services and other operating assistance to the Company.   These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. The total amount incurred and paid by the Company under these agreements approximated $40,000 for the year ended December 31, 2016. These expenses are reflected in administrative management fees in the accompanying statement of operations

The Company and its Parent are under common control and the existence of that control may create a financial position and operating results significantly different than if the companies were autonomous.

## 3.    Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.   This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   At December 31, 2016, the Company's net capital was $36,934, which was $31,934 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.19 to 1 for December 31, 2016.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

## 4.    SIPC Supplemental Reporting

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

**EUROCONSULT CAPITAL LLC**

**5.    Concentration of risks**

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States.  In the event the counterparties do not fulfill their obligations; the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party.  The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash.  The Company places its cash with one high credit quality institution.  At times, such cash may be in excess of the FDIC insurance limits.  The Company believes that it is not exposed to any significant risk related to cash

**6.    Contingencies**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits.   Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

**7.    Exemption from Rule 15c3-3**

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2016 and for the period from January 1, 2017 to February 10, 2017, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

**8.    Recently Issued Accounting Pronouncements**

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-08-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-08") Principal versus Agent Considerations (Reporting Revenue Gross versus Net as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-08 defines a situation when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party.

# EUROCONSULT CAPITAL LLC

**8.** **Recently Issued Accounting Pronouncements (continued)**

When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party. An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-08 to have a material impact on the Company's results of operations or financial condition.

In April 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-10-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Identifying Performance Obligations and Licensing as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-10 updates the requirements of Identifying Performance Obligations and Licensing Implementation Guidance.  The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In May 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-12-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Narrow-Scope Improvements and Practical Expedients as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-12 provides additional improvements and practical expedients.  The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues.  The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

**EUROCONSULT CAPITAL LLC**

### 8. Recently Issued Accounting Pronouncements (continued)

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16- Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. ASU 2016-16 amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The updates are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-16 to have a material impact on the Company's results of operations or financial condition.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-20—Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. ASU 2016-20 narrows certain aspects of the guidance issued in Update 2014-09. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-20 to have a material impact on the Company's results of operations or financial condition.

**EUROCONSULT CAPITAL LLC**

8.   **Recently Issued Accounting Pronouncements (continued)**

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-01-Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the adoption of ASU 2017-01 to have a material impact on the Company's results of operations or financial condition.

9.   **Subsequent Events**

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

# EUROCONSULT CAPITAL LLC

**SCHEDULE I**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**

**As of December 31, 2016**

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---:|
| Total Member's Equity Qualified for Net Capital | $ | 43,110 |
| Add: | | |
| Other deductions or allowable credits | | |
| Total capital and allowable subordinated liabilities | | 43,110 |
| Deductions and/or charges: | | |
| Non-allowable assets | | 6,176 |
| Other assets | | |
| Net capital before haircuts on securities positions | | 36,934 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f) | | |
| Net Capital | $ | 36,934 |

## AGGREGATE INDEBTEDNESS

| | | |
|---|---|---:|
| Items included in statement of financial condition: | | |
| Accounts payable | $ | 3,922 |
| Related Party Payable | | 3,364 |
| Total Aggregate Indebtedness | $ | 7,286 |

*See Accompanying Notes to Financial Statements*

# EUROCONSULT CAPITAL LLC

**SCHEDULE I, CONTINUED**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

---

**As of December 31, 2016**

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---:|
| Minimum Net Capital Required | $ 486 |
| Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer | $ 5,000 |
| Net Capital Requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Excess Net Capital | $ 31,934 |
| Excess Net Capital at 1000% | $ 30,934 |
| Ratio: Aggregate Indebtedness to Net Capital | 0.19 TO 1 |

### RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2016 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by EuroConsult Capital LLC.

*See Accompanying Notes to Financial Statements*

# EUROCONSULT CAPITAL LLC

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
  UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**As of December 31, 2016**

**EXEMPTIVE PROVISIONS**

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

*See Accompanying Notes to Financial Statements*



## McBee & Co.

A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Member of**
**EuroConsult Capital, LLC**
**New York, New York**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) EuroConsult Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**McBee & Co., PC**
**February 10, 2017**

**EuroConsult Capital LLC**

**Member FINRA**

767 Third Avenue
19th Floor
New York, NY 10017
Tel: 212.972.4300

## EuroConsult Capital LLC's Exemption Report

EuroConsult Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").  This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).  To the best of its knowledge and belief, the Company states the following:

1. EuroConsult Capital, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2016.

2. EuroConsult Capital, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

EuroConsult Capital, LLC

I, Evan S. Yellin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

_____
        Managing Director
Title

January 17, 2017